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Media and Telecommunications Fund, Inc.

1) The principal investment strategy of the fund was changed from investing "at least 80% of total assets in the common stocks of companies engaged in any facet of media and telecommunications, including publishing, movies, cable TV, telephones, cellular services, and technology and equipment" to investing "at least 80% of net assets in the common stocks of companies engaged in any facet of media and telecommunications, including publishing, movies, cable TV, telephones, cellular services, and technology and equipment."

2) The fund's operating policy on foreign securities changed from "Fund investments in foreign securities are limited to 35% of total assets" to "There is no limit on fund investments in foreign securities."